Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	State of Incorporation or Organization
Battalion Oil Management, Inc.	Delaware
Halcón Holdings, LLC	Delaware
Halcón Energy Properties, Inc.	Delaware
Halcón Operating Co., Inc.	Texas
Halcón Field Services, LLC	Delaware
Halcón Permian, LLC	Delaware